UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)1 or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

NOVAGOLD RESOURCES INC.

(Name of Subject Company (issuer))

BARRICK GOLD CORPORATION

(Name of Filing Person (offeror))

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number of Class of Securities)

Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,020,858,842.43	$109,231.92

(1) Estimated solely for the purpose of calculating the fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934 (the “Exchange Act”). The transaction valuation has been estimated on the basis of the securities to be acquired in the United States only. The number of securities to be acquired in the United States has been estimated on the basis of the aggregate trading volume on the national securities exchanges in the United States over the 12 calendar month period prior to August 1, 2006 as a percentage of the total aggregate volume on the national securities exchanges in both the United States and Canada over the same period.

(2) The amount of the Fee has been calculated in accordance with Rule 0-11 of the Exchange Act and based on (a) 70,404,058, which is the estimated number of NovaGold common shares to be acquired in the United States on a fully diluted basis as of August 3, 2004, and (b) $14.50, which is the per share tender offer price.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $109,231.92
Form or Registration No.: Schedule TO
Filing Party: Barrick Gold Corporation
Date Filed: August 4, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 4, 2006 (as so amended, the “Schedule TO”) filed by Barrick Gold Corporation, a corporation incorporated under the laws of the Province of Ontario (“Barrick”).

The Schedule TO relates to the offer by Barrick to purchase all of the issued and outstanding common shares of NovaGold Resources Inc., a company incorporated under the laws of the Province of Nova Scotia (“NovaGold”), including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for common shares, together with the associated rights issued under the Shareholder Rights Plan of NovaGold (collectively, the “Common Shares”), at a price of US$14.50 cash per Common Share.

The Offer is subject to the terms and conditions set forth in Barrick’s offer and related circular dated August 4, 2006 (the “Offer and Circular”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 11. Additional Information.

Alaska Litigation

On August 24, 2006, NovaGold and NovaGold Resources Alaska, Inc. filed a complaint in the United States District Court for the District of Alaska (the “District Court”) against Barrick and Placer Dome U.S. Inc. NovaGold claims that in connection with the Offer Barrick has made material misrepresentations and omissions regarding NovaGold’s interests in the Donlin Creek project in Southwestern Alaska and Barrick’s ability to increase its interest in the project to 70% by satisfying certain conditions. NovaGold has asked that the Court enter a declaratory judgment that specifies the requirements Barrick must meet in order to earn the 70% interest in the Donlin Creek project and has also claimed that Barrick breached an obligation of good faith and fair dealing and a fiduciary duty to NovaGold under the Donlin Creek joint venture agreement.

In a hearing on August 28, 2006, the District Court denied a request by NovaGold for a temporary restraining order and scheduled a September 6, 2006, hearing on NovaGold's motion for a preliminary injunction requesting that Barrick be enjoined from proceeding with or participating in the Offer.

British Columbia Litigation

In addition, on August 11, 2006, NovaGold filed a writ of summons and statement of claim in the Supreme Court of British Columbia asserting, among other things, that in connection with Barrick’s offer to acquire all the outstanding shares of Pioneer, Barrick wrongfully used confidential information that belonged to NovaGold regarding the Galore Creek project between NovaGold and Pioneer. NovaGold is seeking, among other things, a court order that any shares of Pioneer purchased by Barrick under its offer and the benefit of the lock-up agreement with certain Pioneer shareholders entered into by Barrick be held in a constructive trust for the benefit of NovaGold.

Barrick believes the lawsuits filed by NovaGold are unfounded and are being used as a defensive tactic. Barrick intends to defend itself vigorously against NovaGold’s claims.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman
Name:	Sybil E. Veenman
Title:	Vice President, Assistant General Counsel and Secretary
Date:	August 29, 2006